

November 1, 2011

<u>Via E-mail</u>
Mr. Herman L. Davis
Sr. Vice President, CFO,
Secretary and Treasurer
Covenant Bancshares, Inc.
7306 West Madison Street
Forest Part, Illinois 60130

> **Re:** **Covenant Bancshares, Inc.**
> **Item 4.01 Form 8-K dated September 19, 2011**
> **Filed September 23, 2011**
> **File No. 000-53989**

Dear Mr. Davis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief